UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     August 15, 2012

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Determination of Terms and Conditions for Issuance of

Stock Compensation-Type Stock Options (Stock Acquisition Rights)

Tokyo, August 15, 2012 — Sumitomo Mitsui Financial Group, Inc. (the “Company”) hereby announces that it has determined the remaining terms and conditions for issuance of the Stock Acquisition Rights, resolved by the Board of Directors held on July 30, 2012, to be allotted to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and Sumitomo Mitsui Banking Corporation (“SMBC”), a subsidiary of the Company, as follows.

1. Aggregate number of stock acquisition rights	2,805

2. Issuance price of the stock acquisition rights	204,200 yen per stock acquisition right
(2,042 yen per share)

The monetary remuneration claims of the person who will be allotted the stock acquisition rights against the Company and their obligations to pay for the allotment of the stock acquisition rights will be offset.

3. Persons to be allotted stock acquisition rights, number of persons, and number of stock acquisition rights to be allotted

Persons to be allotted	Number of persons	Number of Stock Acquisition Rights
Directors, Corporate Auditors and Executive Officers of the Company	14	173
Directors, Corporate Auditors and Executive Officers of SMBC	71	2,632
Total	85	2,805